PRESS RELEASE
ASANKO GOLD REPORTS Q1 2017 RESULTS

Vancouver, British Columbia, May 4, 2017 - Asanko Gold Inc. ("Asanko" or the "Company") (TSX, NYSE MKT: AKG) reports its first quarter ("Q1") 2017 operating and financial results. The Company released its production and revenue results for Q1 on April 18, 2017. All amounts are in US dollars unless otherwise stated. Management will host a conference call and webcast today at 9am Eastern Time, further details below.

Q1 2017 Highlights:

  One lost time injury in the quarter maintaining industry leading safety statistic of 0.21 per million man hours worked.

  Record gold production of 58,187 ounces in line with 2017 production guidance of 230,000 - 240,000 ounces.

  Gold sales of 57,812 ounces, generating $69.3 million in gross gold revenue at an average realized price of $1,199/oz.

  Earned net income of $7.8 million ($0.04/share).

  Exceptional gold recovery of 95%, 1% higher than Q4 2016 and 2.5% higher than design.

  Processing plant continued to operate at 20% above design, resulting in acceleration of the tailings dam lift.

  AISC[3] increased to $956/oz (Q4: $893/oz) primarily due to the impact of accelerating the tailings dam lift; adjusting AISC for this impact would result in AISC $922/oz for Q1.

  Operating cash costs[2] and total cash costs[2] increased to $578/oz (Q4: $524/oz) and $638/oz (Q4: $584/oz) respectively predominantly as a result of the drawdown of inventories in the processing facility during Q1, a mill re-line and maintenance costs being brought forward.

  Cash provided by operating activities of $14.4 million ($28.8 million before working capital changes).

  Strong balance sheet with cash and immediately convertible working capital[1] balances of approximately $65 million composed of $48.2 million in cash, $11.5 million in gold receivables and $5.3 million in dore (with a market value of $7.7 million).

  Infill drilling increased Akwasiso Mineral Resources by 79% to 322,500 ounces and Mineral Reserves by 62% to 214,500 ounces at 26% higher grades.

  New global Mineral Resource and Reserve Estimate published for year ending December 2016 - global reserves decreased by 2%.

  Available ore reserve inventory containing over 500,000 ounces across multiple pits, being more than sufficient to feed plant upgrade to 5Mtpa until Esaase and conveyor come into operation in 2019.

  Permits received for Esaase and the conveyor route.

Commenting on the Company's performance, Peter Breese, President and CEO, said "I am pleased to report a strong start to the year. Q1 marked the third consecutive quarter of record gold production and gold recovery (at 58,187 ounces and 95% respectively), as a result of the plant continuing to operate significantly above design. This has necessitated the acceleration of budgeted capital expenditure on the tailings dam lift to commence a quarter earlier than planned, which negatively impacted our AISC for the period.

We continue to see 2017 as a year of two halves from both a cost and production perspective. In May we commenced the western wall pushback of the Nkran pit where the majority of mining will be in softer oxide material. In H2 we bring Dynamite Hill and its lower cost oxide ores into production. These modifications to the production plan, together with the early commissioning of Project 5 Million, will increase our production profile in H2 and reduce the associated operating costs. We therefore maintain our annual guidance of 230,000 - 240,000 ounces at an AISC of $880 - $920/oz.

Looking ahead to our near-term fully funded growth projects, construction has started on Project 5 Million and the Esaase conveyor and both are progressing well. We expect some benefits in terms of volumetric upgrades from Project 5 Million in early Q3 2017 with the overall project completion expected to be Q4 2017, a quarter ahead of schedule. In anticipation of the plant upgrade to 5Mtpa, we now have access to pre-developed ore reserves in Nkran of 166,000 ounces. These together with at surface quality ounces from both Dynamite Hill and Akwasiso gives us access to over 500,000 ounces of ore reserves, which is more than sufficient to feed the plant over the next two years until Esaase commences production during 2019. Importantly, these multiple ore sources considerably de-risk our production profile, and ensure we have substantial mining and processing flexibility during the construction of the conveyor and development of Esaase."

This news release should be read in conjunction with Asanko's Management Discussion and Analysis and the Condensed Consolidated Interim Financial Statements for the quarter ended March 31, 2017, which are available at www.asanko.com and filed on SEDAR. There are no comparative numbers presented in this press release as commercial production was declared on April 1, 2016 and therefore not considered operating for financial reporting purposes.

Key Operating and Financial Highlights
Asanko Gold Mine
	Q1 2017	Q4 2016

Waste Mined ('000t)	5,620	5,931
Ore Mined ('000t)	1,017	1,300
Strip Ratio (W:O)	5.5:1	4.6:1
Mining Cost ($/t mined)	3.89	3.88
Ore Treated ('000t)	908	901
Gold Feed Grade (g/t)	2.05	2.1
Gold Recovery (%)	95	94
Processing Cost ($/t treated)	13.36	12.80
Gold Production (oz)	58,187	57,178

Gold Sales (oz)	57,812	58,483
Average Realised Gold Price ($/oz)	1,199	1,199
Operating Cash Costs[2] ($/oz)	578	524
Total Cash Costs[2] ($/oz)	638	584
All-in Sustaining Costs ("AISC")[3] ($/oz)	956	893
All-in Sustaining Margin ($/oz) [1]	243	306

Gross Gold Revenue ($m)	69.3	70.1
Production Costs, including Royalties ($m)	37.7	34.5
Income from Mine Operations ($m)	15.1	6.3
Net Income (Loss) ($m)	7.8	(8.5)
Net Income (Loss) per Share	$0.04	($0.04)
Adjusted Net Income[1] (Loss) ($m)	7.8	(4.1)
Adjusted Net Income[1] (Loss) per Share	$0.04	($0.02)
Cash provided by Operating Activities ($m)	14.4	23.4
Cash provided by Operating Activities b/f working capital ($m)	28.8	29.2
Cash provided by Operating Activities per share	$0.07	$0.12

Q1 2017 Operating Results

  Industry-leading safety record maintained, despite one lost time injury reported during the quarter, and a rolling 12 month LTIFR of 0.21 per million man hours worked.

  Record gold production (58,187 ounces), record gold recovery (95%) and sustained processing plant operations 20% above design (new monthly record of 315,000 tonnes - 3.7Mtpa on an annualised basis).

  Mining rates now converging with ore feed requirements. Mining operations continued to focus on the bottom centre and internal west portions of the pit during the quarter. The next cutback commenced in Q2 on the Western side of Nkran.

  Pre-developed ore at Nkran now provides access to more than 166,000 in pit ounces. Combined with at surface deposits of Dynamite Hill (135,000 ounces) and Akwasiso (214,500 ounces) this equates to available ore Reserves in excess of 500,000 ounces that do not require any substantial developmental work. In addition, a strategic stockpile of 1.6Mt is available.

  Tailings Dam lift commenced during the quarter and is tracking ahead of schedule.

Q1 2017 Financial Performance

  Net income was $7.8 million or $0.04 per share ($Q4: ($0.02) per share).

  Unit costs of production for mining and processing were in-line with expectations, averaging $3.89 per tonne mined and $13.36 per tonne milled respectively for the quarter.

  Operating cash costs[2] and total cash costs[2] increased to $578/oz (Q4: $524/oz) and $638/oz (Q4: $584/oz) respectively, predominantly as a result of the drawdown of inventories in the processing facility during Q1, a mill re-line and increases in maintenance costs due to operating plant above capacity.

  AISC[3] increased to $956/oz (Q4: $893/oz), largely due the acceleration of the tailings dam lift and associated maintenance costs necessitated by the process plant running above design. AISC, if adjusted for the impact of Tailings Dam lift, would be $922/oz, marginally above the upper end of guidance.

  Gold sales of 57,812 ounces at an average realized price of $1,199/oz (Q4: $1,199/oz). With gold revenues, net of royalties of $65.8 million (Q4: $66.8 million).

  Total cost of sales (including depreciation and depletion) was $50.9 million. Cash provided by operating activities was $14.4 million or $0.07 per share. Cash provided by operating activities before working capital adjustments was $28.8 million.

Q1 2017 Liquidity and Capital Resources

  The balance sheet at March 31, 2017 remains strong with immediately available cash and equivalents amounting to $65 million comprising cash of $48.2 million, unrefined gold dore on hand with a cost of $5.3 million (and a market value of $7.7 million) and $11.5 million in receivables from gold sales.

  Within 4 days of the quarter-end, the Company received cash from gold sales of $10.6 million, and in addition a VAT refund cheque amounting to $12 million was received in early May.

  The working capital position[1] of the Company as at March 31, 2017, continued to improve to $76.8 million from $72.3 million, as at December 31, 2016.

2017 Outlook and Opportunities

The Company re-iterates its 2017 guidance of 230,000 - 240,000 ounces at AISC of US$880 - US$920 per ounce.

The expansion projects are progressing well. Construction of Project 5 Million recently commenced and is on track for commissioning in Q4 2017, a quarter ahead of the original schedule. We expect to see some partial volumetric increases commencing in early Q3 2017. Ore feed for the upgraded plant will be provided by Nkran, Dynamite Hill (starting in Q3) and Akwasiso. Bush clearing for the conveyor linking Esaase to the processing facility is underway and already nearly 50% complete. The Expansion Definitive Feasibility Study is due to be published in Q2. Importantly Project 5 Million, construction of the conveyor and development of Esaase are expected to be fully funded from current cash resources and cash flow from operations in 2017 and 2018. The Company expects to end the year with available liquidity of between $49 million and $62 million after the 2017 capital program, which will be more than enough to fund the remaining 2018 capital program, amounting to $63 million.

The Akwasiso infill drilling campaign was completed during Q1, resulting in a significant increase in Mineral Resources and Reserves to 322,500 ounces (79%) and 214,500 ounces (62%) respectively. This increase in Akwasiso's reserves further boosts the near-term ore inventory available to support the mine production profile at increased levels through until 2019 as Asanko becomes a multi-pit operator.

Notes:

1 Non-GAAP Performance Measures

The Company has included certain non-GAAP performance measures in this press release, including working capital, adjusted net income (loss), adjusted net income (loss) per share, operating cash costs, total cash costs, all-in sustaining costs per ounce of gold produced and all-in sustaining margin. These non-GAAP performance measures do not have any standardized meaning. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

2 Operating Cash Costs per ounce and Total Cash Costs per ounce

Operating cash costs are reflective of the cost of production, adjusted for share-based payments and by-product revenue for each ounce of gold sold. Total cash costs include production royalties of 5%.

3 All-in Sustaining Costs Per Gold Ounce

The Company has adopted the reporting of "all-in sustaining costs per gold ounce" ("AISC") as per the World Gold Council's guidance. AISC include total cash costs, corporate overhead expenses, sustaining capital expenditure, capitalized stripping costs and reclamation cost accretion for each ounce of gold sold.

2017 Q1 Financial Results Conference Call and Webcast Details

Thursday 4 May at 9am Eastern Time

US/Canada Toll Free:                             1 800 896 6826
UK Toll Free:                                            0800 496 0825
International:                                           +1 212 231 2910
Presentation available here:                 www.asanko.com

Webcast:
Please click on the link:                           https://cc.callinfo.com/r/z99g68ieotfj&eom

Replay
A recorded playback will be available approximately two hours after the call until April 16, 2017:

US/Canada Toll Free:                               1 800 663 8284
International:                                            +1 406 977 9140
Passcode:                                                   #21851179

Enquiries:

For further information please visit: www.asanko.com, email: info@asanko.com or contact:

Alex Buck - Manager, Investor and Media Relations
Toll-Free (N.America): 1-855-246-7341
Telephone: +44-7932-740-452
Email: alex.buck@asanko.com

Ryan Walchuck - VP Corporate Development and Investor Relations
Toll-Free (N.America): 1-855-246-7341
Telephone: +1-778-986-2000
Email: ryan.walchuck@asanko.com

About Asanko Gold Inc.

Asanko's vision is to become a mid-tier gold mining company that maximizes value for all its stakeholders. The Company's flagship project is the multi-million ounce Asanko Gold Mine located in Ghana, West Africa. The mine is being developed in phases. Phase 1 commenced gold production in January 2016 and declared commercial production on April 1, 2016. Ramp-up to steady state production was achieved in Q2 2016.

Asanko is managed by highly skilled and successful technical, operational and financial professionals. The Company is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities.

Forward-Looking and other Cautionary Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address estimated resource quantities, grades and contained metals, possible future mining, exploration and development activities, are forward-looking statements. Although the Company believes the forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, the conclusions of detailed feasibility and technical analyses, the timely renewal of key permits, lower than expected grades and quantities of resources, mining rates and recovery rates and the lack of availability of necessary capital, which may not be available to the Company on terms acceptable to it or at all. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's Annual Form 40-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note to US Investors Regarding Mineral Reporting Standards:

Asanko has prepared its disclosure in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of US securities laws. Terms relating to mineral resources in this press release are defined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy, and Petroleum Standards on Mineral Resources and Mineral Reserves. The Securities and Exchange Commission (the "SEC") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Asanko uses certain terms, such as, "measured mineral resources", "indicated mineral resources", "inferred mineral resources" and "probable mineral reserves", that the SEC does not recognize (these terms may be used in this press release and are included in the public filings of Asanko which have been filed with securities commissions or similar authorities in Canada).